SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses its preliminary traffic figures for March 2017

São Paulo, April 10, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), Brazil's #1 airline, announces today preliminary air traffic figures for the month of March, 2017. Comparisons refer to the same period of 2016.

GOL’s Highlights

|           GOL was the most punctual airline in Brazil in March 2017, with 96.8% of its departures occurring at the scheduled time, according to Infraero data, and GOL performed more than 21,000 flights in the month. Infraero considers as delay in departure flights with departures exceeding 30 minutes.

|           The total volume of departures GOL decreased by 4.7%, and the number of seats declined 4.5%, while supply increased 5.8% due to the 6.6% increase in the average stage length. Demand increased by 11.8% in the period. GOL’s load factor was 77.3% in March 2017, 4.1 p.p. up over the same period of 2016.

|           In the domestic market, GOL increased its supply by 6.8% in March over the same period the year before. Domestic demand increased by 13.2% in the month, and GOL achieved a load factor of 76.9%, 4.3 p.p. up over March 2016.

|           In March, GOL’s international market supply fell by 1.6%, while demand increased by 1.7% resulting in load factor of 80.5%, which represents growth of 2.6 p.p. in relation to the same period of 2016.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses its preliminary traffic figures for March 2017

                Monthly Traffic Figures (¹)        Accumulated Traffic Figures (¹)          LTM Traffic Figures (¹)

Operational data *	Mar/17	Mar/16	% Var.	1Q17	1Q16	% Var.	Mar/17 LTM	Mar/16 LTM	% Var.
Total GOL
Departures	21,085	22,131	-4.7%	64,100	74,199	-13.6%	251,415	309,287	-18.7%
Seats (thousand)	3,528	3,693	-4.5%	10,734	12,370	-13.2%	42,004	51,422	-18.3%
ASK (million)	3,817	3,607	5.8%	12,019	12,262	-2.0%	46,087	48,971	-5.9%
RPK (million)	2,949	2,639	11.8%	9,561	9,497	0.7%	35,992	37,735	-4.6%
Load Factor	77.3%	73.2%	4.1 p.p	79.6%	77.5%	2.1 p.p	78.1%	77.1%	1.0 p.p
Pax on board (thousand)	2,608	2,529	3.1%	8,210	8,949	-8.3%	31,790	37,696	-15.7%
Domestic GOL
Departures	19,902	20,908	-4.8%	60,413	70,275	-14.0%	237,061	292,915	-19.1%
Seats (thousand)	3,319	3,479	-4.6%	10,082	11,683	-13.7%	39,468	48,562	-18.7%
ASK (million)	3,395	3,178	6.8%	10,690	10,856	-1.5%	40,938	42,996	-4.8%
RPK (million)	2,610	2,305	13.2%	8,507	8,396	1.3%	32,142	33,377	-3.7%
Load Factor	76.9%	72.5%	4.3 p.p	79.6%	77.3%	2.2 p.p	78.5%	77.6%	0.9 p.p
Pax on board (thousand)	2,440	2,361	3.4%	7,695	8,409	-8.5%	29,931	35,636	-16.0%
International GOL
Departures	1,183	1,223	-3.3%	3,687	3,924	-6.0%	14,354	16,372	-12.3%
Seats (thousand)	209	214	-2.3%	652	687	-5.0%	2,537	2,860	-11.3%
ASK (million)	422	429	-1.6%	1,329	1,406	-5.5%	5,149	5,975	-13.8%
RPK (million)	339	334	1.7%	1,055	1,102	-4.3%	3,850	4,358	-11.7%
Load Factor	80.5%	77.8%	2.6 p.p	79.4%	78.4%	1.0 p.p	74.8%	72.9%	1.8 p.p
Pax on board (thousand)	168	168	-0.1%	515	539	-4.4%	1,859	2,060	-9.7%
On-time Departures	96.8%	96.9%	-0.1 p.p	94.6%	95.1%	-0.5 p.p	94.7%	95.7%	-1.0 p.p
Flight Completion	98.6%	85.3%	13.3p.p	98.8%	88.3%	10.5 p.p	97.1%	90.7%	6.4 p.p
Cargo Ton	7.1	6.5	9.2%	18.9	17.4	8.6%	77.8	73.0	6.6%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32 million p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.